UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

iFresh Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

449538 107
(CUSIP Number)

Dengrong Zhou

136-20 38th AVE, Apt 9C, Flushing, NY 11354

Qiang Ou

412 Argyle Rd, Mineola, NY 11501

Kairui Tong

38 Liemashan Lane, Shiliutan Road

Xian’an District, Xianning City, Hubei, China 437000

Hao Huang

53 10th Street, Dangui Xiangdi

Xian’an District, Xianning City, Hubei, China 437000

Fei Zhang

No. 136-30, Yue Jin Village, Da Du Kou District

Chong Qing City, China 400080

Meng Liu

No. 1402, Building 4, San Yuan Li Bei Xiao Street

Chaoyang District, Beijing, China 100027

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
01/12/2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	449538 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dengrong Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,031,679
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,031,679
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,031,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.84%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Based on a total of 36,273,437 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of January 6, 2021. The calculation is based on the Issuer’s disclosure in its registration statement on Form S-1, filed with the SEC on December 22, 2020, stating that 30,230,383 shares of Common Stock were outstanding as of December 21, 2020 and subsequent disclosures in its Current Report on Form 8-K, filed with the SEC on January 8, 2021, stating that the Issuer issued 6,043,054 shares of Common Stock to Mr. Long Deng on January 6, 2021.

1

CUSIP No.	449538 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Qiang Ou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
751,488
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
751,488
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
751,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.07%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Based on a total of 36,273,437 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of January 6, 2021. The calculation is based on the Issuer’s disclosure in its registration statement on Form S-1, filed with the SEC on December 22, 2020, stating that 30,230,383 shares of Common Stock were outstanding as of December 21, 2020 and subsequent disclosures in its Current Report on Form 8-K, filed with the SEC on January 8, 2021, stating that the Issuer issued 6,043,054 shares of Common Stock to Mr. Long Deng on January 6, 2021.

2

CUSIP No.	449538 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kairui Tong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,311,423
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
2,311,423
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,311,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.37%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Based on a total of 36,273,437 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of January 6, 2021. The calculation is based on the Issuer’s disclosure in its registration statement on Form S-1, filed with the SEC on December 22, 2020, stating that 30,230,383 shares of Common Stock were outstanding as of December 21, 2020 and subsequent disclosures in its Current Report on Form 8-K, filed with the SEC on January 8, 2021, stating that the Issuer issued 6,043,054 shares of Common Stock to Mr. Long Deng on January 6, 2021.

3

CUSIP No.	449538 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Hao Huang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,540,949
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
1,540,949
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,540,949
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.25%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Based on a total of 36,273,437 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of January 6, 2021. The calculation is based on the Issuer’s disclosure in its registration statement on Form S-1, filed with the SEC on December 22, 2020, stating that 30,230,383 shares of Common Stock were outstanding as of December 21, 2020 and subsequent disclosures in its Current Report on Form 8-K, filed with the SEC on January 8, 2021, stating that the Issuer issued 6,043,054 shares of Common Stock to Mr. Long Deng on January 6, 2021.

4

CUSIP No.	449538 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Fei Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,532,668
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
4,532,668
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,532,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.50%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Based on a total of 36,273,437 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of January 6, 2021. The calculation is based on the Issuer’s disclosure in its registration statement on Form S-1, filed with the SEC on December 22, 2020, stating that 30,230,383 shares of Common Stock were outstanding as of December 21, 2020 and subsequent disclosures in its Current Report on Form 8-K, filed with the SEC on January 8, 2021, stating that the Issuer issued 6,043,054 shares of Common Stock to Mr. Long Deng on January 6, 2021.

5

CUSIP No.	449538 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Meng Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
503,630
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
503,630
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
503,630
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.39%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Based on a total of 36,273,437 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of January 6, 2021. The calculation is based on the Issuer’s disclosure in its registration statement on Form S-1, filed with the SEC on December 22, 2020, stating that 30,230,383 shares of Common Stock were outstanding as of December 21, 2020 and subsequent disclosures in its Current Report on Form 8-K, filed with the SEC on January 8, 2021, stating that the Issuer issued 6,043,054 shares of Common Stock to Mr. Long Deng on January 6, 2021.

6

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed on January 12, 2020 (the “Original Schedule 13D”) by Dengrong Zhou, Qiang Ou, Kairui Tong, and Hao Huang. This Amendment No. 1 is being jointly filed by Dengrong Zhou, Qiang Ou, Kairui Tong, Hao Huang, Fei Zhang, and Meng Liu (collectively, the “Reporting Persons”) to update certain information with respect to the “group” status. As of September 16, 2020, the Reporting Persons have been acting as a “group” within the meaning of Section 13(d)(3) of the Exchange Act. As of the date of this Amendment No. 1, HK Xu Ding Co., Limited (“Xu Ding”), HK Suixin Co., Limited (“HK Suixin”), Lin Wang (“Ms. Wang”) and Baofeng Pan (“Mr. Pan”) (collectively, the “Xu Ding Filers”) became members of that group. The Xu Ding Filers will separately file an amendment to their own Schedule 13D originally filed on February 21, 2019, as amended by Amendment No.1 on September 5, 2019 and Amendment No.2 on January 12, 2020, to report their participation in the new group with the Reporting Persons. Collectively, the newly formed group owns 18,966,826 shares of Common Stock of iFresh, Inc. (the “Issuer”), comprising 52.29% of a total of 36,273,437 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of January 6, 2020. Unless otherwise stated, the information set forth in the Original Schedule 13D remains accurate in all respects.

Item 2.	Identity and Background

Item 2 is hereby amended and supplemented as follows:

“(a)	The persons filing this statement include Fei Zhang (“Mr. Zhang”) and Meng Liu (“Ms. Liu”).

(b)	Mr. Zhang’s address is No. 136-30, Yue Jin Village, Da Du Kou District, Chong Qing City, China 400080. Ms. Zhang’s present occupation is entrepreneur. Ms. Liu’s address is No. 1402, Building 4, San Yuan Li Bei Xiao Street, Chaoyang District, Beijing, China. Ms. Liu’s present occupation is entrepreneur.

(c)	During the last five years, neither Mr. Zhang nor. Ms. Liu has been convicted in any criminal proceedings.

(d)	During the last five years, neither Mr. Zhang nor Ms. Liu has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(e)	Mr. Zhang is a citizen of People’s Republic of China. Ms. Liu is a citizen of People’s Republic of China.”

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and supplemented as follows:

“On August 6, 2020, Mr. Zhang entered into a Purchase Agreement with the Issuer, pursuant to which he acquired 4,532,668 shares of Common Stock of the Issuer and 900 shares of the Issuer’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”) in exchange for the Issuer’s acquisition of Mr. Zhang’s 90% equity interest in Jiuxiang Blue Sky Technology (Beijing) Co., Ltd. Pursuant to the Purchase Agreement, the Issuer also purchased a 10% interest in Jiuxiang Blue Sky Technology (Beijing) Co., Ltd. from Meng Liu, who acquired 503,630 shares of Common Stock of the Issuer and 100 shares of the Issuer’s Series C Preferred Stock. As a result, Jiuxiang Blue Sky Technology (Beijing) Co., Ltd became an indirect wholly-owned subsidiary of the Issuer. None of the consideration for the shares Mr. Zhang or Ms. Liu acquired under the Purchase Agreement was represented by borrowed funds.”

7

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“Pursuant to a written consent executed by the holders of a majority of the stock of the Issuer entitled to vote on the election of directors and dated as of January 12, 2020 (the “Consent”), the Reporting Persons, along with the Xu Ding Filers, adopted resolutions pursuant to Section 228 and 141(k) of the Delaware General Corporation Law to remove and replace certain members of the Board of Directors of the Issuer and to amend the Amended and Restated By-Laws of the Issuer to provide that vacancies in the board of directors may be filled only by the affirmative vote of the holders of shares representing a majority of the voting power of the Issuer’s capital stock entitled to vote for the election of directors and not be filled by the board of directors unless the vacancy is not filled by shareholder action. Such change in the board of directors, effective immediately upon the effectiveness of the resolutions, (1) removed Long Deng and Mark Feng as directors without cause, and (2) elected Qiang Ou and Jiandong Xu as directors to fill the resulting vacancies.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Consent, which is incorporated by reference in its entirety into this Item 4. The foregoing is not intended to limit the matters previously disclosed in Item 4 of this Schedule 13D.”

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

“(a) - (b)	The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (based upon a total of 36,273,437 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of January 6, 2021. The calculation is based on the Issuer’s disclosure in its registration statement on Form S-1, filed with the SEC on December 22, 2020, stating that 30,230,383 shares of Common Stock were outstanding as of December 21, 2020 and subsequent disclosures in its Current Report on Form 8-K, filed with the SEC on January 8, 2021, stating that the Issuer issued 6,043,054 shares of Common Stock to Mr. Long Deng on January 6, 2021) are as follows:

Fei Zhang

a)		Amount beneficially owned: 4,532,668	Percentage: 12.50%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	4,532,668
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	4,532,668
	iv.	Shared power to dispose or to direct the disposition of:	0

Meng Liu

a)		Amount beneficially owned: 503,630	Percentage: 1.39%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	503,630
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	503,630
	iv.	Shared power to dispose or to direct the disposition of:	0

8

(c)	None of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule which information is incorporated herein by reference.

(d)	The Reporting Persons have the right to receive dividends from, and the proceeds from the sale of, the shares of the Common Stock covered by this Schedule. To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the Common Stock of the Issuer reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment No. 1 is incorporated by reference into this Item 6.”

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit 99.1	Joint Filing Agreement, dated as of January 21, 2021, by and among Dengrong Zhou, Qiang Ou, Kairui Tong, Hao Huang, Fei Zhang and Meng Liu.
Exhibit 99.2	iFresh, Inc. Resolution Adopted by Written Consent of Stockholder, dated as of January 12, 2021.
Exhibit 99.3	Purchase Agreement, dated as of August 6, 2020, by and among iFresh Inc., Meng Liu, and Fei Zhang, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on August 7, 2020

”

9

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2021

/s/ Dengrong Zhou
Dengrong Zhou

/s/ Qiang Ou
Qiang Ou

/s/ Kairui Tong
Kairui Tong

/s/ Hao Huang
Hao Huang

/s/ Fei Zhang
Fei Zhang

/s/ Meng Liu
Meng Liu

10